SEABRIDGE GOLD INC.

                                  NEWS RELEASE

TRADING SYMBOLS:  TSX-V: SEA                               FOR IMMEDIATE RELEASE
                  AMEX: SA                                     FEBRUARY 17, 2005

       GOLD RESOURCES INCREASE BY 34% AT SEABRIDGE'S RED MOUNTAIN PROJECT NEW 43-101 TECHNICAL REPORT CONFIRMS POTENTIAL FOR FURTHER EXPANSION

TORONTO, CANADA... A new 43-101 Technical Report has been prepared by SRK Consulting ("SRK") of Toronto on Seabridge Gold's 100% owned Red Mountain project located in British Columbia, Canada. At a 1.0 gram per tonne ("gpt") cut-off, SRK estimates an additional inferred resource of 1,729,000 tonnes at a grade of 2.97 gpt gold (165,000 ounces) in close proximity to gold resources previously reported by the Company for the project. SRK concludes that there is excellent potential to further expand the gold resources at Red Mountain with additional exploration drilling. The SRK Technical Report can be viewed at www.seabridgegold.net/images/Red_Mtn_Tech_Report.pdf. With this addition, total resources at Red Mountain are now stated as follows:

                   RED MOUNTAIN GOLD RESOURCES AT 1.0 GPT CUT-OFF
-------------------------------------------------------------------------------------
         MEASURED                     INDICATED                     INFERRED
-------------------------------------------------------------------------------------
Tonnes    Grade   Ounces      Tonnes    Grade   Ounces      Tonnes    Grade   Ounces
(000's)   (g/T)   (000's)     (000's)   (g/T)   (000's)     (000's)   (g/T)   (000's)
-------------------------------------------------------------------------------------
 1,260     8.01     324         340      7.04     76         2,079     3.71     248
-------------------------------------------------------------------------------------

Red Mountain is a structurally-controlled, advanced-stage gold deposit located 18 kilometers east of Stewart, British Columbia. The deposit was originally drilled by Bond Gold in the late 1980s, and was subsequently explored by Lac Minerals and Royal Oak Mines. To date, approximately US$39 million has been spent by previous owners at Red Mountain. Diamond drilling on the property has totaled 127,000 meters in 467 holes. In addition, 2,000 meters of underground workings have been excavated, including a 1,000-metre production-sized decline.

Previous resource estimates for Red Mountain concentrated on the Marc, AV and JW zones. A Technical Report on these zones dated March 4, 2002 (available on SEDAR) estimated measured resources of 1.26 million tonnes grading 8.01 grams of gold per tonne (324,000 ounces) plus an indicated resource of 0.34 million tonnes grading 7.04 grams of gold per tonne (76,000 ounces) for a total measured and indicated gold resource of 400,000 ounces. In the inferred category, these zones contain an additional 0.35 million tonnes grading 7.45 grams of gold per tonne (83,000 ounces). In 2003, Seabridge commissioned SRK to undertake a preliminary economic assessment of the stated resources at Red Mountain to identify the best project development approach, and assess the potential economics of the project. The study's preliminary projections included an 8 year mine life with average cash operating costs of US$213 per ounce. (For details on the preliminary economic assessment please see Seabridge's press release dated September 23, 2003.)

The new SRK Technical Report addressed the 132 and 141 zones, which are located in close proximity to the Marc, AV and JW zones. Data used by SRK in estimating the Mineral Resources for Zones 132 and 141 include a sub-set of seventy-eight boreholes totaling approximately 28,711 meters. Thirty-four of these holes have intersected gold mineralization in Zones 132 and 141. The remaining forty-four holes are peripheral to the Zones and were used to assist the interpretation of geological data. Solid body models were created by SRK to encompass the gold and silver mineralization above a 1.0 gpt gold cut-off. The original Gemcom block model was expanded to accommodate Zones 132 and 141 by extending its western boundary an additional 300 meters to the west and deepening it by another 100 meters. A bulk density of 2.91 was used to convert volumes into tonnages for all blocks in the model for Zones 132 and 141. After statistical and geostatistical modeling, SRK interpolated gold and silver grades into an expanded block model by ordinary kriging. For comparison, gold and silver grades were also

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            172 King Street East, 3rd Floor; Toronto, Ontario M5A 1J3
               Telephone: (416) 367-9292  Facsimile: (416) 367-2711


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interpolated using an inverse distance weighted cubed methodology. The Mineral
Resources estimated by SRK for Zones 132 and 141 of the Red Mountain gold project are classified in the Inferred Mineral Resource category according to the "CIM Standards on Mineral Resources and Reserves: Definitions and Guidelines" (August, 2000). This classification is based primarily on the drilling spacing and the lack of underground exploration data, which lower the confidence in the lateral continuity of borehole data. This is consistent with the classification used for the Marc, AV and JW zones.

The newly stated gold resource estimates were prepared by SRK under the direction of Ron Deptuck, P.Geo, and including Kelly Sexsmith, P. Geo and Jean-Francois Couture, P. Geo, all of whom are independent of Seabridge and are Qualified Persons as defined by National Instrument 43-101. The newly stated mineral resources do not have demonstrated economic viability and accordingly are not mineral reserves.

Seabridge has been designed to provide its shareholders maximum leverage to the price of gold. The Company has acquired a 100% interest in eight North American gold projects which collectively contain an estimated 9.10 million ounces of resources in the measured and indicated categories (246.3 million tonnes grading
1.15 grams of gold per tonne) plus an additional estimated 7.55 million ounces of resources in the inferred category (203.1 million tonnes grading 1.16 grams of gold per tonne). (See http://www.seabridgegold.net/gold_resources.htm for a breakdown of these gold resources by project). The Company continues to seek expansion of its gold resource base by acquisition of new projects and exploration programs largely funded by partners.

ALL RESOURCE ESTIMATES REPORTED IN THIS DISCLOSURE ARE CALCULATED IN ACCORDANCE WITH THE CANADIAN NATIONAL INSTRUMENT 43-101 AND THE CANADIAN INSTITUTE OF MINING AND METALLURGY CLASSIFICATION SYSTEM. THESE STANDARDS DIFFER SIGNIFICANTLY FROM THE REQUIREMENTS OF THE U.S. SECURITIES AND EXCHANGE COMMISSION.

STATEMENTS RELATING TO THE ESTIMATED OR EXPECTED FUTURE PRODUCTION AND OPERATING RESULTS AND COSTS AND FINANCIAL CONDITION OF SEABRIDGE, PLANNED WORK AT THE COMPANY'S PROJECTS AND THE EXPECTED RESULTS OF SUCH WORK ARE FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF THE UNITED STATES PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995. FORWARD-LOOKING STATEMENTS ARE STATEMENTS THAT ARE NOT HISTORICAL FACTS AND ARE GENERALLY, BUT NOT ALWAYS, IDENTIFIED BY WORDS SUCH AS THE FOLLOWING: EXPECTS, PLANS, ANTICIPATES, BELIEVES, INTENDS, ESTIMATES, PROJECTS, ASSUMES, POTENTIAL AND SIMILAR EXPRESSIONS. FORWARD-LOOKING STATEMENTS ALSO INCLUDE REFERENCE TO EVENTS OR CONDITIONS THAT WILL, WOULD, MAY, COULD OR SHOULD OCCUR. INFORMATION CONCERNING EXPLORATION RESULTS AND MINERAL RESERVE AND RESOURCE ESTIMATES MAY ALSO BE DEEMED TO BE FORWARD-LOOKING STATEMENTS, AS IT CONSTITUTES A PREDICTION OF WHAT MIGHT BE FOUND TO BE PRESENT WHEN AND IF A PROJECT IS ACTUALLY DEVELOPED. THESE FORWARD-LOOKING STATEMENTS ARE NECESSARILY BASED UPON A NUMBER OF ESTIMATES AND ASSUMPTIONS THAT, WHILE CONSIDERED REASONABLE AT THE TIME THEY ARE MADE, ARE INHERENTLY SUBJECT TO A VARIETY OF RISKS AND UNCERTAINTIES WHICH COULD CAUSE ACTUAL EVENTS OR RESULTS TO DIFFER MATERIALLY FROM THOSE REFLECTED IN THE FORWARD-LOOKING STATEMENTS, INCLUDING, WITHOUT LIMITATION: UNCERTAINTIES RELATED TO RAISING SUFFICIENT FINANCING TO FUND THE PLANNED WORK IN A TIMELY MANNER AND ON ACCEPTABLE TERMS; CHANGES IN PLANNED WORK RESULTING FROM LOGISTICAL, TECHNICAL OR OTHER FACTORS; THE POSSIBILITY THAT RESULTS OF WORK WILL NOT FULFILL PROJECTIONS/EXPECTATIONS AND REALIZE THE PERCEIVED POTENTIAL OF THE COMPANY'S PROJECTS; UNCERTAINTIES INVOLVED IN THE INTERPRETATION OF DRILLING RESULTS AND OTHER TESTS AND THE ESTIMATION OF GOLD RESERVES AND RESOURCES; RISK OF ACCIDENTS, EQUIPMENT BREAKDOWNS AND LABOUR DISPUTES OR OTHER UNANTICIPATED DIFFICULTIES OR INTERRUPTIONS; THE POSSIBILITY OF ENVIRONMENTAL ISSUES AT THE COMPANY'S PROJECTS; THE POSSIBILITY OF COST OVERRUNS OR UNANTICIPATED EXPENSES IN WORK PROGRAMS; THE NEED TO OBTAIN PERMITS AND COMPLY WITH ENVIRONMENTAL LAWS AND REGULATIONS AND OTHER GOVERNMENT REQUIREMENTS; FLUCTUATIONS IN THE PRICE OF GOLD AND OTHER RISKS AND UNCERTAINTIES, INCLUDING THOSE DESCRIBED IN THE COMPANY'S ANNUAL INFORMATION FORM FILED WITH SEDAR IN CANADA (AVAILABLE AT WWW.SEDAR.COM) FOR THE YEAR ENDED DECEMBER 31, 2003 AND IN THE COMPANY'S 20-F FILED WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION (AVAILABLE AT WWW.SEC.GOV/EDGAR.SHTML).

FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS, ESTIMATES AND OPINIONS OF THE COMPANY'S MANAGEMENT OR ITS INDEPENDENT PROFESSIONAL CONSULTANTS ON THE DATE THE STATEMENTS ARE MADE.

                                         ON BEHALF OF THE BOARD
                                         "Rudi Fronk,"
                                         President & C.E.O.

For further information please contact:
Rudi P. Fronk, President and C.E.O.
Tel: (416) 367-9292  o Fax: (416) 367-2711
Visit our website at www.seabridgegold.net  Email: info@seabridgegold.net

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                    the adequacy or accuracy of this release.